1(212) 318-6275
rachaelschwartz@paulhastings.com

November 12, 2013	75302.00010

VIA EDGAR

John Grzeskiewicz, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Brookfield Investment Funds
File Nos.: 333-174323 and 811-22558

Dear Mr. Grzeskiewicz:

This letter responds to your comments communicated to the undersigned by telephone on October 11, 2013, with respect to the Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A (the “Registration Statement”) of Brookfield Investment Funds (the “Trust”), which was filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2013 (SEC Accession No. 0000894189-13-005067), for the purpose of adding a new series to the Trust:  Brookfield U.S. Listed Real Estate Fund (the “Fund”).

The Registrant’s responses to your comments are reflected below.  We have restated the substance of your comments for your ease of reference.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus (Class A,C,Y)

Comment 1.      In the table under “Fees and Expenses of the Fund,” the “Maximum Sales Charge (Load) Imposed on Reinvested Dividends (as a percentage of amount invested)” and “Exchange Fee” line items may be deleted, since they are not applicable for any of the classes for this Fund.

Response 1.     The Registrant has deleted these line items.

Comment 2.      Please supplementally confirm that there are no expected acquired fund fees and expenses (“AFFE”) for this Fund or that they are expected to be less than 0.01%.  If AFFE are expected to be 0.01% or higher, please include as a separate line item in the fee table.

Response 2.     The Registrant confirms that the Fund’s investment in other investment companies is not expected to be material and any estimated AFFE would be less than 0.01%, and therefore, no separate line item for AFFE has been included in the fees and expenses table.

 Comment 3.     In the “Example,” please confirm that the three year numbers only include the expense limitation until May 1, 2015.

November 12, 2013

Response 3.     The Registrant has re-calculated the examples and updated the numbers and confirms that the three year numbers only include the expense limitation until May 1, 2015.

Comment 4.     Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division:  Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) available at the Commission’s website, www.sec.gov.

Response 4.     The Registrant has reviewed the letter referenced, and respectfully submits that the Registration Statement disclosures adequately address the particular risks created by its investments in derivatives.

Comment 5.     Please include disclosure regarding any criteria on maturity with respect to the fixed income securities in which the Fund may invest.  If the Fund may invest in fixed income securities of any maturity, please add that disclosure.

Response 5.	The Registrant has added the following disclosure to the Prospectus:

“The Fund may invest in fixed income securities of any maturity.”

Comment 6.      The Prospectus includes “New Fund Risk” as a risk of the Fund.  Please supplementally confirm whether the Adviser has previously managed a mutual fund.

Response 6.	The Registrant supplementally confirms that the Adviser currently manages other mutual funds, including the two other active series of this Trust.

Comment 7.      Consider expanding on the disclosure included in Item 9 of the Prospectus.

Response 7.	The Registrant acknowledges the comment.

Comment 8.      In the section entitled “Similarly Managed Account Performance,” you have requested that the Registrant confirm whether any substantially similar accounts were excluded.  If so, you have asked the Registrant to explain why such accounts were excluded and whether it causes the performance composite to be misleading.

Response 8.     The Registrant confirms that no substantially similar accounts were excluded.

Prospectus (Class I)

Comment 9.      Any applicable changes to the Class A,C,Y Prospectus should be carried over to the Class I Prospectus.

Response 9.	All applicable changes to the Class A,C,Y Prospectus have also been made to the Class I Prospectus.

November 12, 2013

Statement of Additional Information (“SAI”)

Comment 10.   Any investment strategy described in the SAI that might impact the Fund’s performance or influence an investor’s decision to invest in the Fund should be discussed in the Prospectus.

Response 10.    The Registrant acknowledges the comment.

Comment 11.    Fundamental Investment Restriction #3 should affirmatively state that the Fund will concentrate in the real estate industry.

Response 11.   The Registrant has amended Fundamental Investment Restriction #3 to the following:

“will not make investments that will result in the concentration (as that term is used in the 1940 Act) of its assets in securities of issuers in any one industry, except that the Fund will invest more than 25% of its total assets in the securities of issuers directly or indirectly engaged in the real estate industry, as defined in the Prospectuses.”

Comment 12.   Fundamental Investment Restriction #5 needs to be modified as this Fund may invest in real estate related securities.

Response 12.	The Registrant has amended Fundamental Investment Restriction #5 to the following:

“may not purchase or sell real estate, although the Fund may purchase and sell securities or other instruments that are secured by, or linked to, real estate or interests therein, securities of real estate investment trusts and mortgage-related securities and may hold and sell real estate acquired by the Fund as a result of the ownership of securities or other instruments.”

********

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP